March 6, 2015

Michelle Roberts

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re: Response to Staff Comments to Northern Lights Fund Trust III’s Preliminary Proxy Statement filed on Schedule 14A (File No. 811-22655)

Dear Ms. Roberts:

On February 20, 2015, Northern Lights Fund Trust III (the “Registrant”) filed a preliminary proxy statement on Schedule 14A (the “Proxy Statement”) on behalf of its series, Counterpoint Tactical Income Fund (the “Fund”). The Proxy Statement relates to a special meeting of the Fund’s shareholders to consider approval of a new advisory agreement with Counterpoint Mutual Funds, LLC. You recently provided comments by phone to Chris Moore on March 3, 2015. Please find below a summary of those comments and the Registrant's responses.

Comment 1. Please confirm that all missing and bracketed information will be included in final filed definitive proxy statement.

Response:	The Registrant confirms that all missing and bracketed information will be included in the final definitive proxy statement.

Comment 2. In the “Background” or “The Advisory Agreements” sections of the Proxy Statement, please disclose the date the Prior Advisory Agreement was submitted to shareholder vote and include the purpose of the vote.

Response:	The Registrant has updated the Background section of the Proxy Statement to include the following disclosure as requested:
“The Current Agreement was last approved by the Fund’s sole shareholder on December 4, 2014. This vote occurred in order to allow Counterpoint to act as the investment adviser to the Fund.”

Comment 3. In the section entitled “Information Concerning Counterpoint,” please revise the table to include the dates (month and year) that each officer of Counterpoint has held their respective positions.

Response:	The Registrant has updated the table contained in the section entitled “Information Concerning Counterpoint” to include the dates (month and year) that each officer has held their respective positions.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

  The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

  Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

  The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call me at (614) 469-3266 or Tanya Goins at (202) 973-2722.

Very truly yours,

/s/ Christopher Moore

Christopher Moore Esq.